SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U5S

                                  Annual Report
                  For the fiscal year ended September 30, 2001


                              Filed pursuant to the
                   Public Utility Holding Company Act of 1935
                                       by

                               AGL RESOURCES INC.
                         817 West Peachtree Street, N.W.
                             Atlanta, Georgia 30308

Table of Contents
                                                                           Page
Item     Title                                                           Number
  1    System Companies and Investments Therein as of September 30, 2001     3
  2    Acquisitions or Sales of Utility Assets                               4
  3    Issue, Sale, Pledge, Guarantee or Assumption of System Securities     4
  4    Acquisition, Redemption or Retirement of System Securities            5
  5    Investments in Securities of Nonsystem Companies                      5
  6    Officers and Directors                                                5
  7    Contributions and Public Relations                                    9
  8    Service, Sales and Construction Contracts                             9
  9    Wholesale Generators and Foreign Utility Companies                   10
 10    Financial Statements and Exhibits                                    10
          Signature                                                         12

Item 1 - SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF SEPTEMBER 30, 2001

Name of Company (add abbreviation used herein)              Number of           % of         Issuer        Owner's
                                                        Common Shares         Voting           Book           Book
                                                                Owned          Power          Value          Value
AGL Resources Inc. (AGL Resources)
    AGL Services Company (AGSC)                                   100           100%           $100           $100
    Atlanta Gas Light Company (AGLC)                       55,352,415           100%   $370,275,405   $370,275,405
       AGL Rome Holdings, Inc.                                    100           100%           $100           $100
       AGL Macon Holdings, Inc. *                                 100           100%           $100           $100
    Virginia Natural Gas, Inc. (VNG)                            5,273           100%   $520,357,264   $520,357,264
    Chattanooga Gas Company (CGC)                              10,000           100%    $53,171,249    $53,171,249
       Cleveland Natural Gas Company                              +              +              +              +
    AGL Peaking Services, Inc. *                                  100           100%     $3,474,231     $3,474,231
       Etowah LNG Company, LLC *                                 ++             ++             ++             ++
    Georgia Natural Gas Company                                   100           100%     $8,551,437     $8,551,437
       SouthStar Energy Services LLC                        50% joint
                                                     venture interest            33%    $35,659,000    $35,659,000
    AGL Investments, Inc.                                           1           100%     $2,836,030     $2,836,030
       Network Energies, LP                                1% general
                                                     partner interest             1%           $596           $596
       Network Energies, Inc.                                   1,000           100%  $(12,180,179)  $(12,180,179)
          Network Energies, LP                            99% limited
                                                     partner interest            99%        $58,978        $58,978
              AGL Networks, LLC                       member interest           100%        $59,574        $59,574
              Sequent, LLC (Sequent)                              100           100%  $(12,239,158)  $(12,239,158)
                 Sequent Energy Marketing, LP              1% general             1%           $100           $100
                                                     partner interest
                 Sequent Energy Management, LP             1% general
                                                     partner interest             1%        $29,288        $29,288
                 Sequent Holdings, LLC                member interest           100%     $2,899,566     $2,899,566
                    Southeastern LNG, Inc.                        500           100%       $540,000       $540,000
                    Sequent Energy, LP                    99% limited
                                                     partner interest            99%     $2,359,556     $2,359,556
                    Sequent Energy Marketing, LP          99% limited
                                                     partner interest            99%      $900                $900
              Georgia Gas Company *                                20           100%   $(2,526,378)   $(2,526,378)
              Peachtree Pipeline Company *                      1,000           100%      Not yet capitalized
       AGL Propane Services, Inc.                                 100           100%     $8,322,702     $8,322,702
         US Propane, LP                                22.36% limited
                                                     partner interest            25%    $17,514,266    $17,514,266
       AGL Energy Corporation                                     100           100%         $9,327         $9,327
         US Propane, LLC                              Member interest            25%             $4             $4
              US Propane, LP                               1% general
                                                     partner interest
       Retired Main, LLC                              Member interest           100%      Not yet capitalized
       AGL Consumer Services, Inc.                                100           100%     $(345,783)     $(345,783)
       Trustees Investments, Inc.                                 500           100%       $288,347       $288,347
       Customer Care Services, Inc.                           700,000           100%      $(96,952)      $(96,952)
         Utilipro International, Inc. *                           100           100%      Not yet capitalized
              Utilipro Canada Company *                           100           100%      Not yet capitalized
       AGL Energy Wise Services, Inc.                             100           100%       $540,772       $540,772
       Pivotal Energy Services, Inc. *                            100           100%           $100           $100
       Georgia Energy Company *                                    50           100%       $459,461       $459,461
         NGV Southeast Technology Center, LLC *             50% joint
                                                     venture interest            50%        Not capitalized
    AGL Capital Corporation                                     1,000           100%   $565,010,000   $565,010,000
       AGL Capital Trust II                               **                    100%     $4,639,175     $4,639,175
    AGL Capital Trust I                                   **                    100%     $3,096,240     $3,096,240
    AGL Interstate Pipeline Company *                             100           100%           $100           $100
    Global Energy Resources Insurance Corp.                   100,000           100%       $100,000       $100,000

*    Inactive as of September 30, 2001.

+ As of September 30, 2001, Cleveland Natural Gas Company was incorporated but not organized. Cleveland Natural Gas Company was dissolved October 31, 2001. ++ Investment in Etowah LNG Company, LLC was written off in fiscal 2001.

**   AGL  Capital  Trust I and  AGL  Capital  Trust  II are  Delaware  statutory
     business  trusts   established   for  the  purpose  of  issuing   preferred
     securities.

Item 2 - ACQUISITIONS OR SALES OF UTILITY ASSETS

Pursuant to SEC Release No. 35-27243; 70-9707, Order Authorizing Acquisition of Gas Utility, et al., AGL Resources acquired all the outstanding common stock of VNG effective October 1, 2000.

Item 3 - ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

On February 23, 2001, AGL Resources, issued $300 million of senior notes through AGL Capital Corporation as permitted by SEC Release No. 35-27243; 70-. The notes mature in January 2011, have an interest rate of 7.125% and are fully and unconditionally guaranteed by AGL Resources.

On May 14, 2001, AGL Resources issued $150 million in principal amount of trust preferred securities through AGL Capital Trust II as permitted by SEC Release No. 35-27243; 70-9707. The securities mature on May 15, 2041, pay quarterly cash distributions at an annual rate of 8%, and are fully and unconditionally guaranteed by AGL Resources.

In October 2000, as permitted by SEC Release No. 35-27243; 70-9707, AGL Resources established a $900 million commercial paper program through AGL Capital Corporation. In conjunction with this commercial paper program, AGL Capital Corporation also established a $900 million back-up credit facility. On October 6, 2000, AGL Resources issued $660 million in commercial paper, the proceeds of which were used primarily to finance the VNG acquisition. In May 2001, the back-up credit facility limit was reduced to $450 million following the issuance of the above-referenced senior notes and trust preferred securities. AGL Resources' short-term debt balance was $303.4 million as of September 30, 2001 with $146.6 million available for borrowing under the commercial paper program. The weighted average interest rate on short-term debt outstanding was 6.0% for the 12-month period ended September 30, 2001.

Item 4 - ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

In February 2001, Atlanta Gas Light Company retired, with cash, upon maturity, $20 million in 8.90% Series A medium-term notes.

Item 5 - INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

None.

Item 6 - OFFICERS AND DIRECTORS

Information regarding the officers and directors of AGL Resources system companies and investments is set forth below as of February 1, 2002. Additional information is set forth in the Proxy Statement of AGL Resources distributed in connection with the 2002 Annual Meeting of Shareholders and AGL Resources' Annual Report on Form 10-K for the fiscal year ended September 30, 2001, each of which is incorporated herein by reference. Two of the directors of AGL Resources are also directors of financial institutions. These relationships are permitted by the Commission's Rule 70.

------------------------------------- --------------------------------------- -----------------------------------
Name of Company                       Name of Officer or Director             Position Held
------------------------------------- --------------------------------------- -----------------------------------
AGL Resources Inc.                    Paula G. Rosput                         Chairman, CEO & President,
                                                                              Director

                                      Susan A. McLaughlin                     EVP, COO
                                      Richard T. O'Brien                      EVP, CFO
                                      Kevin Madden                            EVP
                                      Paul R. Shlanta                         SVP and General Counsel
                                      Jeffrey Brown                           Associate General Counsel
                                      Thomas L. Gleason                       Treasurer
                                      Dan R. Hennig                           VP
                                      Kristin M. Kamm                         VP and CIO
                                      Melanie M. Platt                        SVP and Corporate Secretary
                                      Gene Rosgonyi                           VP
                                      Harriette Watkins                       VP
                                      Elizabeth J. White                      VP and Controller
                                      Otis A. Brumby, Jr.                     Director
                                      Robert S. Jepson, Jr.                   Director
                                      Arthur E. Johnson                       Director
                                      Wyck A. Knox, Jr.                       Director
                                      Dennis M. Love                          Director
                                      Karen R. Osar                           Director
                                      D. Raymond Riddle                       Director
                                      James A. Rubright                       Director
                                      Felker W. Ward, Jr.                     Director
------------------------------------- --------------------------------------- -----------------------------------
AGL Services Company                  Paula G. Rosput                         President, Director
                                      Thomas L. Gleason                       Treasurer
                                      Melanie M. Platt                        Corporate Secretary
                                      Catherine Land-Waters                   VP
                                      Susan A. McLaughlin                     Director
                                      Richard T. O'Brien                      Director
------------------------------------- --------------------------------------- -----------------------------------


------------------------------------- --------------------------------------- -----------------------------------
Atlanta Gas Light Company             Paula G. Rosput                         Chairman
                                      Susan A. McLaughlin                     President & CEO, Director
                                      Paul R. Shlanta                         SVP & General Counsel, Director
                                      Melanie M. Platt                        SVP & Corporate Secretary,
                                                                              Director
                                      Isaac Blythers                          VP
                                      Robert Foss                             VP
                                      Brenda Heinrich                         VP
                                      William Marchionni                      VP
                                      Suzanne Sitherwood                      VP
                                      Elizabeth J. White                      VP & Controller
                                      Richard T. O'Brien                      Director
------------------------------------- --------------------------------------- -----------------------------------
AGL Rome Holdings, Inc.               Susan A. McLaughlin                     President, Director
                                      Paul R. Shlanta                         VP, Director
                                      Thomas L. Gleason                       Treasurer
                                      Melanie M. Platt                        Corporate Secretary
------------------------------------- --------------------------------------- -----------------------------------
AGL Macon Holdings, Inc.              Susan A. McLaughlin                     President, Director
                                      Paul R. Shlanta                         VP, Director
                                      Thomas L. Gleason                       Treasurer
                                      Melanie M. Platt                        Corporate Secretary
------------------------------------- --------------------------------------- -----------------------------------
Virginia Natural Gas, Inc.            Paula G. Rosput                         Chairman
                                      Susan A. McLaughlin                     CEO
                                      Henry P. Linginfelter                   President, Director
                                      Ralph Cleveland                         VP
                                      Thomas L. Gleason                       Treasurer
                                      Jeffrey L. Huston                       Assistant Treasurer
                                      Melanie M. Platt                        Corporate Secretary
                                      Elizabeth J. White                      VP & Controller
                                      Richard T. O'Brien                      Director
                                      Paul R. Shlanta                         Director
------------------------------------- --------------------------------------- -----------------------------------
Chattanooga Gas Company               Susan A. McLaughlin                     President & CEO
                                      Isaac Blythers                          EVP & General Manager
                                      Thomas L. Gleason                       Treasurer
                                      Melanie M. Platt                        Corporate Secretary, Director
                                      Elizabeth J. White                      VP & Controller
                                      Richard T. O'Brien                      Director
                                      Paula G. Rosput                         Director
                                      Paul R. Shlanta                         Director
------------------------------------- --------------------------------------- -----------------------------------
AGL Peaking Services, Inc.            Paula G. Rosput                         President, Director
                                      Thomas L. Gleason                       Treasurer
                                      Melanie M. Platt                        Corporate Secretary
                                      Richard T. O'Brien                      Director
                                      Paul R. Shlanta                         Director
------------------------------------- --------------------------------------- -----------------------------------
Georgia Natural Gas Company           Paula G. Rosput                         President, Director
                                      Thomas L. Gleason                       Treasurer
                                      Melanie M. Platt                        VP & Corporate Secretary
                                      Richard T. O'Brien                      Director
                                      Paul R. Shlanta                         Director
------------------------------------- --------------------------------------- -----------------------------------
SouthStar Energy Services, LLC
------------------------------------- --------------------------------------- -----------------------------------
AGL Investments, Inc.                 Paula G. Rosput                         President
                                      Richard T. O'Brien                      CFO, Director
                                      Melanie M. Platt                        Corporate Secretary
                                      Thomas L. Gleason                       Treasurer
                                      Paul R. Shlanta                         Director
------------------------------------- --------------------------------------- -----------------------------------

------------------------------------- --------------------------------------- -----------------------------------
Network Energies, LP
------------------------------------- --------------------------------------- -----------------------------------
Network Energies, Inc.                Paul R. Shlanta                         President, Director
                                      Thomas L. Gleason                       VP
                                      Gwen Martini                            Treasurer, Director
                                      Melanie M. Platt                        Corporate Secretary
                                      Robert W. Grier                         Assistant Treasurer, Director
                                      David R. Hancock                        Assistant Corporate Secretary
------------------------------------- --------------------------------------- -----------------------------------
AGL Networks, LLC                     Paula G. Rosput                         President, Executive Committee
                                      R. Eric Martinez                        SVP
                                      Gordon Stark                            SVP
                                      William Peeples                         VP
                                      Thomas L. Gleason                       Treasurer
                                      Melanie M. Platt                        Corporate Secretary
                                      Richard T. O'Brien                      Executive Committee
                                      Paul R. Shlanta                         Executive Committee
------------------------------------- --------------------------------------- -----------------------------------
Sequent, LLC                          Richard J. Duszynski                    President & CEO
                                      Kenneth J. Stockel                      VP and Corporate Secretary
                                      Claude Straub                           SVP
                                      Dana A. Grams                           VP
                                      George B.Grey                           VP
                                      Todd Sattler                            VP
                                      William H. Novak                        VP
------------------------------------- --------------------------------------- -----------------------------------
Sequent Energy Marketing, LP          Richard J. Duszynski                    President & CEO
                                      Kenneth J. Stockel                      VP and Corporate Secretary
                                      Claude Straub                           SVP
                                      Dana A. Grams                           VP
                                      George B.Grey                           VP
                                      Todd Sattler                            VP
                                      William H. Novak                        VP
------------------------------------- --------------------------------------- -----------------------------------
Sequent Energy Management, LP         Richard J. Duszynski                    President & CEO
                                      Kenneth J. Stockel                      VP and Corporate Secretary
                                      Claude Straub                           SVP
                                      Dana A. Grams                           VP
                                      George B.Grey                           VP
                                      Todd Sattler                            VP
                                      William H. Novak                        VP
------------------------------------- --------------------------------------- -----------------------------------
Sequent Holdings, LLC                 Richard J. Duszynski                    President & CEO
                                      Kenneth J. Stockel                      VP and Corporate Secretary
                                      Claude Straub                           SVP
                                      Dana A. Grams                           VP
                                      George B.Grey                           VP
                                      Todd Sattler                            VP
                                      William H. Novak                        VP
------------------------------------- --------------------------------------- -----------------------------------
Southeastern LNG, Inc.                Richard J. Duszynski                    President, Director
                                      Thomas L. Gleason                       Treasurer
                                      Melanie M. Platt                        Corporate Secretary, Director
                                      Richard T. O'Brien                      Director
                                      Paul R. Shlanta                         Director
------------------------------------- --------------------------------------- -----------------------------------
Sequent Energy, LP                    Richard J. Duszynski                    President & CEO
                                      Kenneth J. Stockel                      VP and Corporate Secretary
                                      Claude Straub                           SVP
                                      Dana A. Grams                           VP
                                      George B.Grey                           VP
                                      Todd Sattler                            VP
                                      William H. Novak                        VP
------------------------------------- --------------------------------------- -----------------------------------


------------------------------------- --------------------------------------- -----------------------------------
Georgia Gas Company                   Paula G. Rosput                         President, Director
                                      Thomas L.Gleason                        Treasurer
                                      Melanie M. Platt                        Corporate Secretary
                                      Paul R. Shlanta                         Director
------------------------------------- --------------------------------------- -----------------------------------
Peachtree Pipeline Company            Paula G. Rosput                         President, Director
                                      Thomas L. Gleason                       Treasurer
                                      Melanie M. Platt                        Corporate Secretary
                                      Richard T. O'Brien                      Director
                                      Paul R. Shlanta                         Director
------------------------------------- --------------------------------------- -----------------------------------
AGL Propane Services, Inc.            Paul R. Shlanta                         President, Director
                                      Melanie M. Platt                        VP & Corporate Secretary
                                      Gwen Martini                            Assistant  Corporate  Secretary  &
                                                                              Treasurer, Director
                                      Linda Bubacz                            Assistant Treasurer
                                      Joan Dobrzynski                         Director
------------------------------------- --------------------------------------- -----------------------------------
U.S. Propane, LP
------------------------------------- --------------------------------------- -----------------------------------
AGL Energy Corporation                Paul R. Shlanta                         President, Director
                                      Melanie M. Platt                        VP & Corporate Secretary
                                      Gwen Martini                            Treasurer,  Ass't Corp. Secretary,
                                                                              Director
                                      Lisa M. Oakes                           Assistant Treasurer
                                      Francis B. Jacobs, II                   Director
------------------------------------- --------------------------------------- -----------------------------------
U.S. Propane, LLC
------------------------------------- --------------------------------------- -----------------------------------
Retired Main, LLC                     Paula G. Rosput                         President, Director
                                      R. Eric Martinez                        VP
                                      Thomas L. Gleason                       Treasurer
                                      Melanie M. Platt                        Corporate Secretary
                                      Richard T. O'Brien                      Director
                                      Paul R. Shlanta                         Director
------------------------------------- --------------------------------------- -----------------------------------
AGL Consumer Services, Inc.           Paula G. Rosput                         President, Director
                                      Thomas L. Gleason                       Treasurer
                                      Melanie M. Platt                        Corporate Secretary
                                      Richard T. O'Brien                      Director
                                      Paul R. Shlanta                         Director
------------------------------------- --------------------------------------- -----------------------------------
Trustees Investments, Inc.            Paula G. Rosput                         President, Director
                                      Thomas L. Gleason                       Treasurer
                                      Melanie M. Platt                        Corporate Secretary
                                      Richard T. O'Brien                      Director
                                      Paul R. Shlanta                         Director
------------------------------------- --------------------------------------- -----------------------------------
Customer Care Services, Inc.          Paula G. Rosput                         President, Director
                                      Elizabeth J. White                      VP & Controller
                                      Melanie M. Platt                        Corporate Secretary
                                      Thomas L. Gleason                       VP & Treasurer
                                      Paul R. Shlanta                         Director
------------------------------------- --------------------------------------- -----------------------------------
Utilipro International, Inc.          Paul R. Shlanta                         President, Director
                                      Melanie M. Platt                        Corporate Secretary
                                      Elizabeth J. White                      Treasurer
                                      Paul R. Shlanta                         Director
------------------------------------- --------------------------------------- -----------------------------------
Utilipro Canada Company               Paul R. Shlanta                         President, Director
                                      Melanie M. Platt                        Corporate Secretary
------------------------------------- --------------------------------------- -----------------------------------
AGL Energy Wise Services, Inc.        Paula G. Rosput                         President, Director
                                      Thomas L. Gleason                       Treasurer
                                      Melanie M. Platt                        Corporate Secretary
                                      Richard T. O'Brien                      Director
                                      Paul R. Shlanta                         Director
------------------------------------- --------------------------------------- -----------------------------------


------------------------------------- --------------------------------------- -----------------------------------
Pivotal Energy Services, Inc.         Richard Duszynski                       President, Director
                                      Todd Sattler                            VP
                                      Harry M Collins                         VP & General Counsel, and
                                                                              Corporate Secretary
------------------------------------- --------------------------------------- -----------------------------------
Georgia Energy Company                Paula G. Rosput                         President, Director
                                      Thomas L. Gleason                       Treasurer
                                      Melanie M. Platt                        Corporate Secretary
                                      Richard T. O'Brien                      Director
                                      Paul R. Shlanta                         Director
------------------------------------- --------------------------------------- -----------------------------------
AGL Capital Corporation               Paul R. Shlanta                         President, Director
                                      Thomas L. Gleason                       VP
                                      Gwen Martini                            Treasurer, Director
                                      Melanie M. Platt                        Corporate Secretary
                                      Robert W. Grier                         Assistant Treasurer, Director
                                      David R. Hancock                        Assistant Corporate Secretary
------------------------------------- --------------------------------------- -----------------------------------
AGL Interstate Pipeline Company       Paula G. Rosput                         President, Director
                                      Thomas L.Gleason                        Treasurer
                                      Melanie M. Platt                        Corporate Secretary
                                      Richard T. O'Brien                      Director
                                      Paul R. Shlanta                         Director
------------------------------------- --------------------------------------- -----------------------------------
Global Energy Resources Insurance     Paul R. Shlanta                         President, Director
Corporation                           Richard T. O'Brien                      SVP and CFO, Director
                                      Paul Wagner                             VP
                                      Codan Managements                       Corporate Secretary
                                      USA Offshore                            Assistant Corporate Secretary
                                      A. G. Eldridge                          Director
------------------------------------- --------------------------------------- -----------------------------------


Item 7 - CONTRIBUTIONS AND PUBLIC RELATIONS

(a) Payments to any political party, candidate for public office or holder of such office, or any committee or agent therefor. AGL Resources Inc. made nine (9) payments totaling approximately $6,000 for sponsorship of various conferences and dinners.

(b) Payments to any citizens group or public relations counsel. AGL Resources Inc. made one (1) payment totaling $5,000 to the Wildlife Conservancy Fund for sponsorship of the Weekend for Wildlife excursion.


Item 8 - SERVICE, SALES AND CONSTRUCTION CONTRACTS

Transaction        Serving             Receiving       Compensation
                   Company             Company

Gas Supply         Sequent             AGSC            Submitted pursuant to
Services                                               Request for Confidential
                                                       Treatment.

Asset Management   Sequent             AGLC            Submitted pursuant to
Agreement          (formerly known                     Request for Confidential
                    as AGL Energy                      Treatment.
                    Services, Inc.)


Item 9 - WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Not applicable.


Item 10 - FINANCIAL STATEMENTS AND EXHIBITS

A.1 AGL Resources Annual Report to Shareholders for the fiscal year ended September 30, 2001 is provided as Exhibit A.1 under Form SE.

A.2 AGL Resources Annual Report on Form 10-K for the fiscal year ended September 30, 2001 is provided as Exhibit A.2 under Form SE.

A.3 AGL Resources Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 for the fiscal year ended September 30, 2001 is provided as Exhibit A.3 under Form SE.

B      Exhibit B omitted by permission of the staff.

C.1 Indenture dated as of May 21, 2001 by and among AGL Capital Corporation, AGL Resources and The Bank of New York, as trustee (Exhibit 4.2 to the AGL Resources Registration Statement on Form S-3, SEC File No. 333-60248).

C.2 Indenture dated February 20, 2001 by and among AGL Capital Corporation, AGL Resources and The Bank of New York, as trustee (Exhibit 4.2 to the AGL Resources Registration Statement on Form S-3, SEC File No. 333-53020).

C.3 Indenture dated June 11, 1997 by and between AGL Resources and The Bank of New York, as trustee (Exhibit 4.1 to the AGL Resources Registration Statement on Form S-4, SEC File No. 333-34483).

C.4 Indenture, dated as of December 1, 1989, between AGLC and Bankers Trust Company, as Trustee (Exhibit 4(a), AGLC Registration Statement on Form S-3, SEC File No. 33-32274).

D Tax Allocation Agreement (Exhibit M-1 to the AGL Resources Form U-1/A filed with the SEC on July 31, 2000).

E.1 AGLC Annual Report on FERC Form 2 for the fiscal year ended September 30, 2000, as filed with the Georgia Public Service Commission on March 30, 2001, is provided as Exhibit E.1 under Form SE. AGLC Annual Report on FERC Form 2 for the fiscal year ended September 30, 2001, will be filed by amendment to this Form U5S upon completion and filing with the Georgia Public Service Commission.

E.2 VNG Annual Report on FERC Form 2 for the fiscal year ended September 30, 2000, as filed with the Virginia State Corporation Commission on May 1, 2001, is provided as Exhibit E.2 under Form SE. VNG Annual Report on FERC Form 2 for the fiscal year ended September 30, 2001, will be filed by amendment to this Form U5S upon completion and filing with the Virginia State Corporation Commission.

E.3 Annual Report of CGC for the fiscal year ended September 30, 2000, as filed with the Tennessee Regulatory Authority on April 2, 2001, is provided as Exhibit E.3 under Form SE. CGC Annual Report for the fiscal year ended September 30, 2001, will be filed by amendment to this Form U5S upon completion and filing with the Tennessee Regulatory Authority.

E.4 Chart of Accounts for AGL Resources system companies, as of September 30, 2001, pursuant to Rule 26.

F.1 AGL Resources. and Subsidiaries Consolidating Balance Sheet as of September 30, 2001. Submitted pursuant to Request for Confidential Treatment.

F.2 AGL Resources and Subsidiaries Utility Plant Balances as of September 30, 2001. Submitted pursuant to Request for Confidential Treatment.

F.3 AGL Resources and Subsidiaries Consolidating Statements of Income for the fiscal year ended September 30, 2001. Submitted pursuant to Request for Confidential Treatment.

F.4 AGL Resources and Subsidiaries Consolidating Statement of Retained Earnings for the fiscal year ended September 30, 2001. Submitted pursuant to Request for Confidential Treatment.

F.5 AGL Resources and Subsidiaries Consolidating Statement of Cash Flows for the fiscal year ended September 30, 2001. Submitted pursuant to Request for Confidential Treatment.

F.6    Independent Auditors' Consent.

G      Financial data schedule is no longer required.

H      Not applicable.

I      Not applicable.

                                    SIGNATURE

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

                                            /s/ Richard T. O'Brien
                                        By:     Richard T. O'Brien
                                                AGL Resources Inc.
                                                Executive Vice President and
                                                Chief Financial Officer
                                                (Signature and printed name
                                                 and title of signing officer)

Date:  February 12, 2002